THE BETTER BEING CO., LLC

September 22, 2021

VIA EDGAR

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:             Gary Newberry

                   Terence O’Brien

                   Margaret Schwartz

                   Suzanne Hayes

Re: The Better Being Co., LLC

Request for Withdrawal of Registration Statement on Form S-1

CIK No. 0001855268

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Better Being Co., LLC (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-257721), initially filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding these matters, please contact our counsel at Kirkland & Ellis LLP, Robert Goedert, P.C. at (312) 862-7317, or Alexander M. Schwartz at (312) 862-2578.

Thank you for your assistance in this matter.

Very truly yours,

The Better Being Co., LLC

/s/ Monty Sharma
Names:	Monty Sharma
Title:	Chief Executive Officer

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